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                                                                 EXHIBIT (a)(1)

                                  CIMCO LOGO

           265 BRIGGS AVENUE - COSTA MESA, CALIFORNIA 92626-4555 -
                   TEL (714) 546-4460 - FAX (714) 556-6955

                               December 27, 1995

Dear Stockholder:

     On December 19, 1995, CIMCO, Inc., a Delaware corporation ("CIMCO"), entered into an agreement and plan of merger (the "Merger Agreement") with M.A. Hanna Company, a Delaware corporation, and Hanwest, Inc. ("Hanwest"), a Delaware corporation and wholly-owned subsidiary of M.A. Hanna Company, which provides for the acquisition of all of the outstanding Common Stock of CIMCO by Hanwest for $10.50 per share in cash.

     Pursuant to the Merger Agreement, Hanwest has today commenced a cash tender offer (the "Tender Offer") for all of CIMCO's outstanding Common Stock at $10.50 net in cash per share. Following consummation of the Tender Offer, CIMCO will merge with Hanwest (the "Merger") and, as a result, become a wholly-owned subsidiary of M.A. Hanna Company. The holders of shares of Common Stock who do not tender their shares in the Tender Offer will be entitled to receive $10.50 per share in cash in the Merger.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE CIMCO STOCKHOLDERS, AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT WITH M.A. HANNA COMPANY AND HANWEST, AND RECOMMENDS THAT ALL HOLDERS OF COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES.

     As a stockholder of CIMCO that owns approximately 20% of CIMCO's outstanding shares, I have agreed to tender my shares to Hanwest in the Tender Offer.

     Enclosed with this letter is Hanwest's Offer to Purchase and a letter of transmittal instructing you how to tender your shares. These documents set forth the terms and conditions of Hanwest's Tender Offer. Attached to this letter is a copy of CIMCO's Schedule 14D-9 (without all of the bulky exhibits), which sets forth the reasons for the Board's recommendation and the background of the transaction.

     The Schedule 14D-9 and Hanwest's offering materials should be read carefully.

     On behalf of the CIMCO Board of Directors,

                                          Sincerely,

                                          RUSSELL T. GILBERT
                                          -------------------------------------
                                          Russell T. Gilbert
                                          President and Chief Executive Officer

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